Exhibit 21.1

List of the Subsidiaries of the Registrant

Cyclops Holdings Corporation (Delaware)

Mobileye B.V. (Netherlands)

Mobileye Inc. (Delaware)

Mobileye Technologies Limited (Cyprus)

Mobileye Vision Technologies Ltd. (Israel)

Mobileye Japan Ltd. (Japan)

Mobileye Germany GmbH (Germany)

Mobileye Automotive Products & Services (Shanghai) Company Limited (China)

GG Acquisitions Ltd. (Israel)

Moovit App Global Ltd. (Israel)

Moovit, Inc. (Delaware)